PNC Absolute Return Fund LLC

Two Hopkins Plaza

Baltimore, Maryland 21201

August 17, 2010

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. John Ganley, Esq.

Re:	PNC Absolute Return Fund LLC (the “Fund”)—Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2010 (Accession No. 0001193125-10-188821) (the “Amendment”)

Dear Mr. Ganley:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the above-referenced Fund respectfully requests that the Commission consent to the withdrawal of the above-referenced Amendment.

The Fund requests that such consent be granted on the grounds that the Amendment was filed by the Fund with the Commission under an erroneous registration number. The Fund confirms that no securities have been sold under the Amendment.

Should you have any questions regarding the Fund’s application for withdrawal, please do not hesitate to call Savonne L. Ferguson, Esquire of PNC Capital Advisors, LLC at 410-237-5139. Thank you for your assistance.

Respectfully submitted,
PNC Absolute Return Fund LLC

By: /s/ Jennifer E. Spratley
Name: Jennifer E. Spratley
Title: Vice President